Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-140889

PROSPECTUS SUPPLEMENT

(To Synova Healthcare Group, Inc. Prospectus dated April 17, 2007 (the “Prospectus”))

The statements contained herein are deemed to be made throughout the Prospectus, and shall modify or supersede any conflicting statements contained in the Prospectus, in each case to the extent applicable.

Manufacturing Agreement for the Today® Sponge

Following our acquisition in January 2007 of Allendale and the worldwide rights to manufacture and sell the Today® Sponge contraceptive product, on August 29, 2007, we signed an amendment to that certain Amended and Restated Contract Manufacturing Agreement, dated as of March 8, 2006, between Allendale and OSG Norwich Pharmaceuticals, Inc., now known as Norwich Pharmaceuticals, Inc., which was amended on October 16, 2007, pursuant to which NPI owns and operates the facility that is used to manufacture our Today® Sponge contraceptive product.

The Manufacturing Agreement has been amended to change the way we obtain and pay for this product from NPI from a purchase order method to a “take or pay” method for May through December 2007. Under the purchase order method, NPI was only required to manufacture the amount of product we requested pursuant to quarterly purchase orders we submitted to NPI in advance. Under the take or pay method, we agree that we will purchase and have delivered to us a specified minimum amount of product each month pursuant to monthly purchase orders we submit at least 90 days in advance. If we do not order and receive this minimum amount, we must pay NPI an amount specified under the agreement, unless our failure to purchase and have delivered the product is within the control of NPI. The minimum monthly take or pay amounts range from $150,000 to $625,000, which represents an aggregate amount of $3.625 million for May through December 2007, subject to reduction if certain manufacturing and production efficiency criteria are not met. The $3.625 million aggregate take or pay amount for 2007 is effectively reduced by approximately $250,000 for product we have already paid for in 2007. The credit terms of the Manufacturing Agreement have also been amended to provide that we must pay for all Today® Sponges ordered prior to shipment until March 31, 2008.

The Manufacturing Agreement’s term will expire on April 30, 2010; however, the term is automatically extended for an additional 24 month period unless one party notifies the other party that it does not wish to extend the agreement at least 18 months before expiration of the initial term. The Manufacturing Agreement was amended to permit us to terminate the agreement if a governmental authority withdraws the product from sale in the United States or we withdraw it from the market other than because of an action of a governmental authority. If we terminate the Manufacturing Agreement in either case, we must pay to NPI as its sole remedy for such termination an amount equal to the take or pay amount applicable with respect to the following three calendar months plus 60% of the take or pay applicable to the subsequent six calendar months.

The Manufacturing Agreement also provides that, at the termination of the Manufacturing Agreement, we must purchase all finished product manufactured in reliance upon an outstanding purchase order at the agreed-upon prices and all remaining raw materials will be shipped to us. The Manufacturing Agreement has been amended to provide that, upon termination or expiration, we are only required to pay NPI’s out of pocket cost for shipping such materials plus an additional 15% if the Manufacturing Agreement is terminated for cause by NPI or without cause by us. Upon the termination date, we must begin to remove our equipment from NPI’s facility, and if such removal is not completed within 90 days, we would be required to pay NPI $50,000 per month to rent the facility in which the equipment remains.

Private Placement of 6.5% Senior Convertible Promissory Notes, Series B, due September 19, 2012 and Related Warrants

On September 19, 2007, we commenced the private placement of up to $5.0 million in aggregate notional principal amount of our 6.5% senior convertible promissory notes, Series B, due September 19, 2012, and warrants to purchase shares of our common stock. The warrants were only offered to purchasers of the Series B notes, and each warrant entitles the holder thereof to purchase the number of shares of common stock equal to approximately 180% of the shares underlying such holder’s Series B notes on the original issue date. We may sell additional Series B notes from time to time until a total of $5.0 million in aggregate notional principal amount of Series B notes have been issued.

Subject to certain exceptions, the principal and any accrued but unpaid interest under the Series B notes are convertible into shares of our common stock at an initial conversion price of $1.00 per share, subject to adjustment for specified corporate transactions. The holders of the Series B notes have agreed that all amounts outstanding under the Series B notes are subordinated in right of payment to our 6.5% senior convertible promissory notes due January 12, 2012 in the original aggregate principal amount of $15.0 million.

So long as the Series B notes are outstanding, we are required to comply with a number of negative and affirmative covenants. Except in circumstances permitted by the Series B notes, we will not, directly or indirectly, incur any indebtedness of any kind that is senior or pari passu in any respect to our obligations under the Series B notes. We have also agreed with the holders of the Series B notes not to grant any liens on or pledges with respect to our assets, except as otherwise permitted by the terms of the Series B notes.

Upon an event of default or change in control, each as defined in the Series B notes, the holders of the Series B notes may require us to redeem the Series B notes for at least 102% and 125%, respectively, of the stated principal amount, plus accrued but unpaid interest.

The warrants issued with the Series B notes expire five years from the date of issuance and may be exercised, subject to certain exceptions, at an initial exercise price of $1.00 per share, subject to adjustment for specified corporate transactions.

In the first sale of Series B notes and warrants in the private placement on September 19, 2007, we issued Series B notes in the aggregate notional principal amount of approximately $3.3 million and warrants to purchase in the aggregate up to 5,929,254 shares of our common stock. As more fully described below, the offer and sale of these Series B notes required the consent of the holders of our existing 6.5% senior convertible promissory notes due January 12, 2012. As consideration for these consents and certain other waivers of, and amendments to, various agreements related to the January 2007 notes, we and our subsidiaries agreed to grant to the holders of the January 2007 notes a first priority lien on substantially all of our assets.

We are using the net proceeds received from this offering to provide continued investment in the Today® Sponge, to further expand our growing portfolio of women’s health care products, and for general corporate purposes. As a result of the proceeds of this offering, and assuming that we are able to complete this financing, we estimate that our existing cash and capital resources will be sufficient to meet our operating and capital needs through the end of 2007. We expect that we may need additional debt or equity financings or to arrange for alternative sources of temporary or permanent financing to meet our liquidity requirements beyond the end of 2007.

Consent, Waiver and Amendment under Our January 2007 Notes

Because the transactions contemplated by the Series B note offering would have conflicted with a number of the provisions and terms related to our January 2007 notes and related warrants, we were required to obtain the consent of the holders of the January 2007 notes to sell the Series B notes. In addition, we sought to have certain covenants and other provisions of our January 2007 notes and related agreements amended or waived. The consent and related amendments and waivers are binding upon all holders of the January 2007 notes.

Consent for Series B Note Offering

As consideration for the consent of the January 2007 note holders to effect the Series B note offering and the other amendments, consents and waivers made or granted by them, we and our subsidiaries agreed to grant to the holders of the January 2007 notes a perfected first priority security interest in, and a lien upon, substantially all of our and their assets, except for our 25% interest in Bio Pad Ltd. We have agreed to use commercially reasonable efforts to obtain the consents, approvals or authorizations required to grant a full pledge of our equity interests in Bio Pad. As of June 30, 2007, we had approximately $15.2 million in principal and accrued but unpaid interest outstanding under the January 2007 notes.

Amendments to January 2007 Notes

The consent effected the following changes, among others, to the January 2007 notes:

•

Holders of the January 2007 notes waived any events of default that might otherwise have resulted from consummation of the Series B note offering and the other transactions contemplated by that offering and the consent.

•	The quarterly EBITDA targets in the EBITDA covenant with respect to the January 2007 notes were amended, as follows:

12-month period ended	Original Target EBITDA		Amended Target EBITDA
December 31, 2007	($2.8 million	)	($6.9 million	)
March 31, 2008	($2.0 million	)	($6.5 million	)
June 30, 2008	zero		($6.0 million	)
September 30, 2008	$1 million		($4.5 million	)
December 31, 2008	$2 million		($2.8 million	)
March 31, 2009	$3 million		zero
June 30, 2009	$4 million		$1 million
September 30, 2009	$5 million		$2 million
December 31, 2009	$6.5 million		$3 million
March 31, 2010	$6.5 million		$4 million
June 30, 2010	$6.5 million		$5 million
September 30, 2010 and thereafter	$6.5 million		$6.5 million

•

The rights of the holders of the January 2007 notes to require us to prepay those notes following the release of our annual earnings results were delayed by approximately one year; as a result, these holders may now require us to prepay the January 2007 notes in full, subject to certain exceptions, when we release our 2008 and 2009 annual financial results.

•

The terms of the January 2007 notes were amended to provide that there will be no adjustment to the conversion price with respect to the issuance of securities pursuant to any penalty, anti-dilution or similar requirements associated with securities issued or agreements that were entered into on or prior to January 12, 2007.

•	Violations of certain sections of the Series B notes regarding ranking, subordination, waiver and amendment were added as events of default under January 2007 notes.

Amendments to January 2007 Securities Purchase Agreement

Among other changes, the consents amended the terms of the Securities Purchase Agreement entered into in connection with the January 2007 note offering as follows:

•	the covenants in the Securities Purchase Agreement that would have prohibited us from consummating the Series B note offering were waived;

•

our obligation to reserve shares of common stock equal to at least 120% of the number of shares of common stock underlying the January 2007 notes and the related warrants was reduced to 100% of such shares; and

•	the covenant prohibiting certain amendments to our articles of incorporation was waived to permit us to increase our maximum authorized number of shares of common stock.

Amendments to January 2007 Registration Rights Agreement

The parties to the Registration Rights Agreement entered into in connection with the January 2007 note offering agreed to delete the requirement that we must register an additional 20% of the registrable securities that a holder elects to have registered. Other clarifying amendments were made to the provisions of this agreement.

Guarantee Agreement

To permit us to obtain the consent of the January 2007 note holders to effect the Series B note offering, the holders of the January 2007 notes waived the restriction set forth in the Guarantee Agreement entered into as part of the January 2007 note offering that prohibited us and our subsidiaries from creating, incurring, assuming or permitting to exist any lien on any of our or our subsidiaries’ assets.

Supplement to Guarantee Agreement

All of our subsidiaries were required to be added as guarantors under this Guarantee Agreement pursuant to a supplement to the Guarantee Agreement.

Fees and Expenses

We also agreed to reimburse certain investors in the January 2007 note offering for up to an aggregate of $42,500 for their legal fees and expenses incurred in connection with the consent and related security arrangements.

Risk Factors

Except for the risk factor entitled “Federal and state statutes allow courts, under certain circumstances, to void our subsidiaries’ guarantees of the senior notes under fraudulent transfer laws,” contained in the Prospectus, all of the references to “senior notes” under the heading “Risks Related to a Continuing Investment in our Senior Notes” on pages 5 to 9 of the Prospectus shall be deemed to refer to both the January 2007 notes and the Series B notes.

In addition, we are adding the following risk factors:

Upon the occurrence of any event of default under our senior notes, the holders of our January 2007 notes could acquire control of substantially all of our and our subsidiaries’ assets.

The offer and sale of our Series B notes required the consent of the holders of our existing January 2007 notes. In connection with obtaining these consents and certain other waivers of, and amendments to, various agreements related to the January 2007 notes, the holders of these notes have received a pledge of all of the capital stock of our existing and any future subsidiaries and a first priority lien on substantially all of our and our subsidiaries’ assets, including our accounts, cash, general intangibles, investment property and real property, and the intellectual property of certain of our subsidiaries. As a result of these pledges and liens, upon the occurrence of any of the following, the holders of the January 2007 notes would be entitled to foreclose on substantially all of our and our subsidiaries’ assets and liquidate these assets:

•	any event of default under the January 2007 notes, which includes a default under the Series B notes or a default under other indebtedness in an amount in excess of $50,000;

•	any material misrepresentation in the representations and warranties in the security agreements;

•	any failure to observe or perform our obligations under the security agreements;

•	if any provision in the security agreements be declared null and void;

•	we or our subsidiaries contest the validity or enforcement of the security agreements;

•	we, our subsidiaries or any governmental authority commence a proceeding to establish the invalidity or unenforceability of the security agreements; and

•	we or our subsidiaries deny any liability or obligation under the security agreements.

If any of the foregoing occurs, our investors may lose some or all of the value of their investment in our securities.

Variability in the quality, of raw and other materials used to manufacture and package the Today® Sponge, as well as increases in fuel and energy costs, could adversely affect our business.

Polyurethane foam and nonoxynol-9 are the primary raw materials that are used to manufacture our Today® Sponge contraceptive product. We also use other materials to produce and package this product for sale to the public. If we experience variability in the quality of raw and other materials used to manufacture and package the Today® Sponge, it will slow our ability to manufacture this product and produce sufficient quantities of the Today® Sponge for distribution and sale. If our manufacturer cannot obtain raw, packaging and other materials from FDA-qualified sources for the production of the Today® Sponge, we may not be able to distribute and sell the product in sufficient quantities or at all. This would have a material adverse effect on our business and financial results.

Interruptions of supplies from our key raw materials suppliers may affect our results of operations and financial performance.

Interruptions of supplies of raw materials from our key suppliers, including as a result of quality concerns, catastrophes, natural disasters or terrorist activities, could disrupt our production or impact our ability to increase production and sales. We purchase from third parties all of our raw material supplies. Any unanticipated problems with our raw material suppliers could have a material adverse effect on our business. Additionally, we use a limited number of FDA-qualified sources for these raw materials. We do not have long-term or volume purchase agreements with these suppliers, and thus we may have limited options in the short-term for alternative supply if these suppliers fail to continue the supply of material or components for any reason, including their business failure, inability to obtain raw materials or financial difficulties. Moreover, identifying and accessing alternative sources of raw materials may increase our costs.

Delays and interruptions in the manufacturing process for our Today® Sponge contraceptive product may hinder productivity, may negatively affect our net sales and may result in increased costs.

As of January 2007, a significant part of our business strategy is to generate net sales through the manufacture and sale of our Today® Sponge contraceptive product. As part of the integration of our acquisition of Allendale, we began to allocate our financial and managerial resources to restarting the manufacturing process of this product. In June 2007, this restart was completed and we began to release our Today® Sponge product for sale.

Our ability to generate net sales from the distribution and sale of this product is dependent upon the continued capability and efficiency of this manufacturing process. Delays and interruptions in this process may slow or halt the manufacture of this product, which would hinder or curtail entirely our ability to distribute this product to our retailers and other customers. In addition, for the remainder of 2007, our manufacturing agreement with the third party manufacturer of our Today® Sponge product is subject to a take or pay provision pursuant to which we must pay the manufacturer a specified amount if we do not purchase a minimum amount of product each month. Under this manufacturing agreement, we may still have to pay this amount even if we encounter certain problems with the manufacturing process that may halt or delay the manufacture of our Today® Sponge product.

Moreover, delays or other manufacturing problems may cause us to incur additional expenses. In the event we are unable to implement measures to improve the manufacturing techniques and processes associated with the Today® Sponge, these processes may not operate at desired efficiency or productivity levels and we may incur increased costs to manufacture this product.

Manufacturing productivity increases are related in part to factory utilization rates. Because the Today® Sponge is manufactured for us by a third party, we have little direct control over these utilization rates. Failure to operate manufacturing processes appropriately to meet demand for our Today® Sponge product may harm our business and results of operations.

Our products have limited shelf lives, and returns due to product expiration could have a negative effect on our net sales and results of operations.

Our products have limited shelf lives and are manufactured and distributed with expiration dates. Retailers to whom we sell our products have the right to return expired or soon to be expired product to us. We account for returns in our results of operations by establishing an allowance for expired product and product that will expire within 120 days from the end of the year. This allowance is recorded as a deduction against our gross sales in the period in which the allowance was created, which has the effect of decreasing net sales as reported on our financial statements. We periodically assess our allowances for product returns, and if our analysis shows a higher amount of product returns, we would increase our allowance, thereby decreasing net sales. Our results of operations could also be negatively affected to the extent that actual returns exceed our established allowance during a fiscal period. Moreover, an excessive amount of expired product at a retailer would cause such retailer’s inventory levels of that product to decrease. Any failure to maintain appropriate inventory levels with respect to a retailer could result in a loss of sales and damage to our reputation with retailers and their customers, which in turn could harm our business, results of operations and financial condition.

In the future, we may elect to discontinue products or product lines which could result in returns, asset write-offs and shutdown costs. We may also be required to engage in product recalls which would reduce our cash flow and earnings.

Discontinuing products or product lines may cause us to suffer adverse consequences in the future to the extent the products do not meet expectations or no longer satisfy consumer demand. Product returns, write-offs or shutdown costs as a result of discontinuing a product or product line would reduce cash flow and net sales. Product efficacy or safety concerns could result in product recalls or declining sales, which also would reduce our cash flow and net sales.

Providing price concessions or trade terms that are acceptable to our retailer customers, or the failure to do so, could adversely affect our sales and profitability.

Consumer products are subject to significant price competition and an increasingly competitive environment among retailers, and these products in recent years have been characterized by price deflation. Many of our trade customers, particularly our high-volume retail store customers, have increasingly sought to obtain pricing concessions or better trade terms. From time to time, we may need to reduce the prices for some of our products, either through temporary price reduction, or TPR, programs, or permanently, in order to respond to competitive and customer pressures and to attract or maintain market share. We also may be required to recognize increased amounts of merchandising fees, co-operative advertising costs, slotting expenses and other similar merchandising-related expenses, all of which are treated under generally accepted accounting principles either as a deduction from gross sales or as a marketing expense, depending on the circumstances. These expenses, and any actions we may take to respond to these pressures, could harm our net sales, profit margins and overall profitability. In addition, if our product sales volumes fail to grow sufficiently to offset any reduction in margins or increases in expenses, our results of operations would suffer. Further, if we are unable to distribute our products on terms that are acceptable to our retailer customers, these retailers could reduce purchases of our products and increase purchases of products from our competitors, which would harm our profitability and results of operations.

Reductions in inventory by our trade customers, including as a result of consolidations in the retail industry, could adversely affect sales in periods during which the reduction results in reduced orders for our products.

From time to time, our retailer customers have reduced inventory levels to manage their working capital requirements. Inventory may also be reduced due to product returns. Any reduction in the inventory levels of our products by one or more of our retailer customers could harm our operating results for the financial periods affected by the reductions. In particular, continued consolidation within the retail industry could potentially reduce inventory levels of our products maintained by our retail customers, which could adversely affect our results of operations for the financial periods affected by the reductions.

Management

The following table presents information about each of our executive officers and directors as of the date of this Prospectus Supplement. As of such date, there are no family relationships among any of our executive officers or directors.

Name	Age	Position
Stephen E. King	42	Chairman and Chief Executive Officer
David J. Harrison	40	President, Chief Operating Officer and Director
Robert L. Edwards	50	Chief Financial Officer
Ronald S. Spangler, Ph.D.	55	Chief Scientific Officer
Steven L. Edell, D.O.	64	Director
J. Jeffrey Fox	51	Director
Alan B. Levin	52	Director
Jeffrey N. Pelesh	49	Director
Marie E. Pinizzotto, M.D.	47	Director

All references to “Patricia Campbell” and any accompanying text regarding Ms. Campbell in the Prospectus are hereby deleted as of June 25, 2007 because she resigned as a director of Synova Healthcare Group, Inc. as of June 25, 2007. All references to “John M. Suender” and “George T. Votis” and any accompanying text regarding Mr. Suender and Mr. Votis are hereby deleted because they did not stand for re-election at the 2007 annual meeting of stockholders and resigned as directors of Synova Healthcare Group, Inc. as of August 7, 2007. All references to “Ronald S. Spangler” as a director of Synova Healthcare Group, Inc. are hereby deleted because Dr. Spangler resigned as a director as of September 28, 2007.

The following reflect changes or additions to the biographical information contained in the Prospectus:

Steven L. Edell, D.O., Director. Dr. Edell has served as our director since August 3, 2006. Dr. Edell has been the President of Edell Radiology Associates, P.A., a radiology practice, since 1978, and the Medical Director of Women’s Imaging Center of Delaware and Delaware SPECT Imaging Center since the opening of the offices in 1986 and 1988, respectively. He has also been the Administrative Director of Delaware Open MRI since 1998. Dr. Edell is board certified by the American Board of Nuclear Medicine and the American Board of Radiology, and is a Fellow of both the American College of Radiology and the American Institute of Ultrasound in Medicine. Throughout his career, Dr. Edell has published over 50 scientific articles, has lectured locally, nationally and internationally and has been the principal investigator in numerous clinical trials for the diagnosis of breast cancer. Dr. Edell received his Bachelor of Arts degree in Biosciences from Rutgers University and his Doctor of Osteopathy from the Philadelphia College of Osteopathic Medicine.

J. Jeffrey Fox, Director. Mr. Fox has served as our director since August 8, 2007. Since February 2007, Mr. Fox has been the President of Renard Capital, LLC, a private equity investor in small and middle market businesses, where he serves as an advisor on acquisitions, divestitures, capital formation and strategies to maximize shareholder value. From February 1999 until February 2007, Mr. Fox served as the Senior Vice President of Finance and Chief Financial Officer of OAO Technology Solutions, Inc., an information technology, outsourcing and application software development business. Mr. Fox served as a director and chairman of the audit committee of the board of directors of Cimnet, Inc. from May 2004 until it was acquired by Invensys PLC in July 2007. He currently serves on the Library of Congress James Madison Council, the William T. Walters Association of the Walters Art Museum as well as the board of directors of the Boys and Girls Clubs of Anne Arundel County. Mr. Fox received his Bachelor of Science degree from King’s College and his Master of Business Administration degree from the University of Pittsburgh Katz Graduate School of Business. He is a Certified Public Accountant and a Chartered Financial Analyst.

Alan B. Levin, Director. Mr. Levin has served as our director since August 8, 2007. Mr. Levin served as the Chairman, President and Chief Executive Officer of Happy Harry’s Discount Drug Stores from 1987 until it was acquired by the Walgreen Company in July 2006. During his tenure, Happy Harry’s grew from 19 to 76 stores in Delaware, Maryland, Pennsylvania and New Jersey. From 1984 to 1986, Mr. Levin served as the Executive Assistant and Counsel to United States Senator William V. Roth, Jr. In 2001, Mr. Levin served as Chairman of the National Association of Drug Stores. Mr. Levin is also a past member of the Board of Directors of the United States Chamber of Commerce. Currently, Mr. Levin serves as the Chairman of the Board of the Delaware State Chamber of Commerce and a member of its Board of Directors and Executive Committee. He is also a board member of the American Red Cross of Delmarva and a member of the Advisory Board of the University of Delaware’s Lerner College of Business and Economics. Mr. Levin received his Bachelor of Arts degree in Political Science at Tulane University and his Juris Doctor degree from the Delaware Law School of Widener University.

Marie E. Pinizzotto, M.D., Director. Dr. Pinizzotto has served as our director since October 4, 2007. Since August 2006, Dr. Pinizzotto has been the President of Drug Safety Solutions, L.L.C., a pharmacovigilance and risk management company that reviews clinical trial and post-marketing safety data and develops risk management plans for the FDA. From June 2003 through August 2006, Dr. Pinizzotto served as Director and Senior Director of Pharmacovigilance and Risk Management at Endo Pharmaceuticals Inc., a pharmaceutical company specializing in pain management. Dr. Pinizzotto served as Senior Director of Global Safety Surveillance & Epidemiology at Wyeth Research from July 2002 through June 2003 and as Director of Global Safety Surveillance & Epidemiology at Wyeth-Ayerst Research from April 1999 through July 2002 where she was responsible for the review of safety data for women’s health care and consumer products. Dr. Pinizzotto has served as the President, Chief Executive Officer and a director of the Carol A. Ammon Foundation since July 2007, and as a director of SOAR, Inc. (Survivors of Abuse in Recovery) since June 2006, both of which are non-profit corporations. Dr. Pinizzotto received her Bachelor of Science degree in Chemistry at the University of Pittsburgh and her Doctor of Medicine from Jefferson Medical College, and is currently a candidate for a Master of Business Administration degree from the University of Delaware.

Security Ownership of Certain Beneficial Owners and Management

Footnotes (1) and (4) to the beneficial ownership table on page 75 of the Prospectus are replaced with the following:

“(1)	Includes (i) an option to purchase 131,250 shares of common stock at an exercise price of $0.0011 per share; (ii) 700 shares of common stock held of record by a member of Mr. King’s immediate family of which Mr. King shares beneficial ownership; (iii) a senior convertible promissory note which is immediately convertible into 17,500 shares of common stock; (iv) a warrant to purchase 19,250 shares of common stock at an exercise price of $1.00 per share; and (v) 450,000 shares of common stock subject to pledges as collateral for security for two personal loans, for which Mr. King and his spouse are borrowers. In July and August 2007, Mr. King pledged as collateral to one of these lenders an additional 200,000 shares of common stock.”

“(4)	Includes (i) a warrant to purchase 16,666 shares of common stock at an exercise price of $2.50 per share, which warrant is held jointly with Dr. Edell’s spouse; and (ii) 34,574 shares of common stock representing a restricted stock award granted to Dr. Edell under our incentive plan and over which Dr. Edell has voting but not dispositive power.”

The number “1,961,189” in clause (i) of footnote (18) of the beneficial ownership table is deleted and replaced with “1,976,385.”

Board Committee Members

The committees of our board of directors as of the date of this Prospectus Supplement are as follows:

Audit Committee. The members of the audit committee are presently Mr. Fox, who is also the chairperson, Mr. Levin and Mr. Pelesh.

Compensation Committee. The current members of the compensation committee are Mr. Pelesh, who is also the chairperson, Mr. Levin and Dr. Pinizzotto.

Nominating Committee. The members of the nominating committee are presently Dr. Edell, who is also the chairperson, and Mr. Pelesh.

Selling Stockholders

On October 25, 2007, we entered into a Consulting Agreement with Bianchi & Partner AG, which is named as a selling stockholder in the Prospectus, pursuant to which Bianchi was engaged as a consultant to provide strategic advice regarding matters affecting our European stockholder base and to arrange informational meetings with our stockholders and investors located in Europe. A consulting fee of $200,000 is to be paid to Bianchi in the form of 200,000 shares of our common stock. The Consulting Agreement will terminate on October 25, 2008, unless we terminate it earlier for cause.

State Blue Sky Information

We are required to register or seek appropriate exemptions from registration to permit the resale of the common stock underlying our January 2007 senior notes and the related warrants by the selling stockholders in all U.S. jurisdictions. The following is a summary of certain applicable blue sky exemptions as of the date of this Prospectus Supplement. The availability of exemptions in some of these jurisdictions may be subject to certain conditions or may impose substantive requirements on us or the selling stockholders to be in compliance with such exemptions. For example, some of these jurisdictions may require selling stockholders to sell through a broker-dealer registered in the jurisdiction or to require us to have some of our company information listed in a nationally recognized corporate manual. If any U.S. jurisdiction imposes upon us in the future any requirement to make a filing or pay a fee or if any such jurisdiction amends or interprets its existing requirements, we would need to comply with those new requirements in order for the securities to continue to be eligible for resale in those jurisdictions.

Resales by Nonaffiliates

As of the date of this Prospectus Supplement, the selling stockholders who are not our affiliates may rely on securities laws exemptions from registration in the following jurisdictions without us being required to make any notice filings or fee payments: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nebraska, Nevada, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Texas, Utah, Vermont, Virginia, the U.S. Virgin Islands, Washington, West Virginia, Wisconsin and Wyoming.

Additionally, the District of Columbia, Montana, New Hampshire and Tennessee permit the resale by selling stockholders who are not affiliates of the Company of the common stock underlying the senior notes and warrants based upon notice filings and fee payments which we have made.

Resales by Affiliates

As of the date of this Prospectus Supplement, the selling stockholders who are our affiliates may rely on securities laws exemptions from registration in the following states and U.S. territories without us being required to make any notice filings or fee payments: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Jersey, New Hampshire, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, the U.S. Virgin Islands, Washington, West Virginia, Wisconsin and Wyoming.

For selling stockholders who are our affiliates, the states of Georgia and Louisiana permit the resale by such selling stockholders of the common stock underlying the senior notes and warrants based upon notice filings, each of which have been made.

We believe that we are required to register the resale of common stock underlying the January 2007 senior notes and related warrants in Pennsylvania. We have filed a registration statement under the Pennsylvania Securities Act of 1972 with the Pennsylvania Securities Commission and are attempting to have that registration statement declared effective by the PSC. No offers and sales of securities may be made in Pennsylvania by selling stockholders may be made in Pennsylvania unless and until such registration statement is declared effective, and then only while such registration statement remains effective.

We intend to make a filing and pay applicable blue sky fees in New York before any of the shares of common stock underlying the January 2007 notes and related warrants may be resold in New York.

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The date of this Prospectus Supplement is November 8, 2007